EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re: Immediate Supplementary Report - Completion of Transaction for Sale of Yad2

Further to the Company's immediate report of May 6, 2014, whereby the subsidiary, Walla! Communications Ltd. ("Walla") entered into a binding agreement with Axel Springer Digital Classifieds Holding GmbH for the sale of the entire share capital of Coral-Tel Ltd. ("Yad2" and "Sale Agreement," respectively), the Company hereby provides notification that on May 20, 2014, the transaction for the sale of Yad2 was consummated, in accordance with the terms set forth in the Sale Agreement. Upon consummation of the transaction, the entire consideration for the transaction in the amount of approximately NIS 805 million was remitted to Walla, and Walla no longer holds the share capital of Yad2.

The Company expects a pre-tax profit of approximately NIS 560 million from the transaction.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.